April 29, 2020
VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4041
Attention: Kimberly A. Browning, Senior Counsel

Re:	CIM Real Assets & Credit Fund - Registration Statement on Form N-2 (File Nos. 333-229782 and 811-23425)
Dear Ms. Browning:
On behalf of CIM Real Assets & Credit Fund (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-229782 and 811-23425) to 12:00 p.m. Eastern Time on April 30, 2020 or as soon thereafter as is practicable.

Should you have any questions concerning this request, please contact me at (323) 960-7413 or our counsel, Cynthia M. Krus, at Eversheds Sutherland (US) LLP at (202) 383-0218.

Sincerely,

CIM Real Assets & Credit Fund

By:	/s/ David Thompson
Name:	David Thompson
Title:	Chief Executive Officer and Trustee